650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

October 19, 2016

BY EDGAR AND EMAIL

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Surge Components, Inc.
DFAN14A – Soliciting Materials filed pursuant to Rule 14a-12 on Schedule 14A
Filings on September 7, September 29 and October 11, 2016, by Bradley P. Rexroad and Michael D. Tofias
File Number: 000-27688

Dear Mr. Panos:

On behalf of our clients, Bradley P. Rexroad and Michael D. Tofias (together, the “Concerned Stockholders”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 13, 2016, relating to the Concerned Stockholders’ soliciting materials filed pursuant to Rule 14a-12 on Schedule 14A with the Commission on September 7, September 29 and October 11, 2016, relating to Surge Components, Inc. (the “Company”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Concerned Stockholders’ response.

DFAN14A filing made on September 7, 2016

1.	Please refer to the following statement: “We believe that Surge’s poor governance and history of underperformance call for directors with the fresh perspectives and sense of urgency necessary to unlock the company’s full potential.” Please confirm that the

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san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Nicholas P. Panos, Esq.

October 19, 2016

participants will characterize characterizations such as “poor governance” and “history of underperformance” as an opinion or belief in future soliciting materials, including the proxy statement. In addition, please ensure that a factual basis exists for making such a characterization by either disclosing the factual foundation or by providing it to us on a supplemental basis.

The Concerned Stockholders confirm that they will characterize such characterizations as an opinion or belief in future soliciting materials.

DFAN14A filing made on September 29, 2016

2.	The participants assert that “this [Surge Components’] management team continues to destroy stockholder value.” Please provide us with the factual foundation upon which the participants relied to publicly conclude that the incumbent management team has destroyed stockholder value. The factual support, if any, should specifically identify the management decisions (or indecision, as the case may be) that is responsible for the purported destruction in shareholder value. Alternatively, in the next soliciting communication publicly-filed by the participants, please include a retraction of the cited statement.

The Concerned Stockholders believe that the destruction of stockholder value by the Company’s management team is self-evident. For example, over the five years preceding August 26, 2016 (when the Concerned Stockholders first went public with their concerns), the Company’s stock price declined by 17% while the S&P 500 and Russell 2000 indices have produced returns of 105% and 92%, respectively. Additionally, over the preceding 20 years the Company’s stock price dropped by 85% while the S&P 500 returned 375% and the Russell 2000 returned 387%. The Company’s management has been in place during that entire 20-year span. Its decisions and indecisions are the reason for the Company’s shocking underperformance relative to market indices.

A second example is the Company’s book value per share, which has remained at $1.22 per share since August 31, 2014. This is in spite of the Company’s cumulative earnings of $1.34 million during that period. Moreover, over the past twenty years, the Company’s book value per share has actually decreased from $1.28 on August 31, 1996. Again, the current management team has been in place during these periods.

A third and final example is the Company’s continuing—and highly dilutive—equity issuances to management and the Board of Directors (the “Board”). From October 10, 2014, to September 16, 2016, the number of outstanding shares increased by 11%. Approximately 75% of that increase went to management and the Board in the form of stock grants and through the exercise of options. These grants were compensation for management’s underperformance and constitute a destruction of value.

Nicholas P. Panos, Esq.

October 19, 2016

DFAN14A filing made on October 11, 2016

3.	Please advise us, with a view toward revised disclosure in future filings, of the factual foundation upon which the participants relied to make the following assertions:

a.	“utter disregard for stockholders” given the issuer’s disclosed reason for adopting the rights plan, i.e., to preserve net operating loss carryforwards;

b.	“[T]he real reason is that the Board wants to limit your ability to buy stock in advance of the record date for this year’s annual meeting” given that the statement is speculative and implies the Board has ulterior motives besides the motivation proffered in the issuer’s preliminary proxy statement;

c.	“[The Board is] using the poison pill—cloaked under the veil of preserving stockholder value to entrench themselves in office.”

d.	“Why [is the Board] wasting stockholders’ money on legal fees for entrenchment devices instead of improving the Company?” given that such assertion may impugn the Board’s integrity as well as charge the Board with breach of a fiduciary duty inasmuch as such assertion could be construed as an allegation of corporate waste.

e.	“incredibly restrictive” given that such a declaration is only an opinion or belief that appears insupportable based on the issuer’s public characterization of such a threshold.

With respect to each of these statements, the Concerned Stockholders believe that the actions of the Board related to the poison pill make it self-evident that the poison pill was adopted principally in response to the proxy fight initiated by the Concerned Stockholders. Based on publicly available information, the Company has maintained net operating losses since at least its fiscal year ended November 30, 2009. Yet, the Board waited until a few days before the record date for the 2016 Annual Meeting of Stockholders (the “Annual Meeting”) to adopt the poison pill to “protect” those net operating losses. Prior to this, the Board had never taken any action to protect the Company’s net operating losses. For example, it would have been easy, in connection with the Company’s reincorporation from New York to Nevada in 2010, for the Board to include a customary provision in the Company’s articles of incorporation restricting transfers that could threaten the Company’s net operating losses. The Board did not do that. But it suddenly decided in October 2016—days in advance of the record date for a contested annual meeting—to adopt a poison pill to protect those same net operating losses. In the opinion of the Concerned Stockholders, the economic cost to a stockholder of triggering the Company’s poison pill is so significant that it is the functional equivalent of an

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October 19, 2016

absolute bar on additional purchases by any stockholder who, such as the Concerned Stockholders, owns in excess of 4.99% of the Company’s outstanding common stock. The poison pill is unquestionably an entrenchment device in that it impedes the ability of a third party to acquire the Company and, in the opinion of the Concerned Stockholders, represents a gross misuse of corporate funds.

To make matters worse, Steven Lubman, a sitting director and one of the Company’s nominees, made several remarkably well-timed purchases—the first open-market purchases he has ever made of the Company’s common stock—just prior to the adoption of the poison pill. The Concerned Stockholders believe that Mr. Lubman very likely traded on material nonpublic information in connection with those purchases, in that he must have known that the Board was considering, or would shortly consider, the adoption of the poison pill. In addition, he irrevocably tilted the playing field at the Annual Meeting in the Company’s favor, in that he was able to acquire additional shares prior to the record date and prior to the adoption of the poison pill.

4.	Refer to the following statement: “We were shocked and outraged to see the announcement on October 7, 2016, that Surge Components, Inc. (the “Company”) adopted a poison pill without stockholder approval.” Given that the issuer’s preliminary proxy statement indicates that “[f]ailure to obtain stockholder approval will result in the automatic termination of the NOL Rights Plan,” and the participants have amended their proxy statement to include such proposal, please confirm that the participants will not make statements in future soliciting materials, including the proxy statement, that imply shareholder approval was legally required and that the Board abdicated its fiduciary duties by not first submitting the proposal to shareholders for approval, or advise.

The Concerned Stockholders confirm that they will not make such statements in future soliciting materials.

5.	The participants assert that the rights plan limits the amount of stock an investor may acquire appears inaccurate given that an investor who breaches the 4.99% threshold only seemingly activates the plan by triggering a right. The participants’ assertion implies that rights plan is tantamount to a bar to acquiring stock beyond the cited threshold. In future soliciting materials, including the proxy statement, please confirm that the participants will not make unqualified assertions that could imply the rights plan prohibits purchases above the threshold as a matter of law.

It is the opinion of the Concerned Stockholders that the economic cost to a stockholder of triggering the Company’s poison pill is so significant that it is the functional equivalent of an

Nicholas P. Panos, Esq.

October 19, 2016

absolute bar on additional purchases by any stockholder who, such as the Concerned Stockholders, owns in excess of 4.99% of the Company’s outstanding common stock. Although it is technically possible to acquire more than 4.99% of the Company’s outstanding common stock (or increase one’s ownership if they own in excess of that amount), no economically rational stockholder would engage in such action because the stockholder’s ownership interest in the Company would be significantly diluted.

Notwithstanding this, the Concerned Stockholders confirm that, in future soliciting materials, they will not make unqualified assertions that could imply the poison pill prohibits purchases above the threshold as a matter of law.

*           *           *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosures

cc:	Bradley P. Rexroad
Michael D. Tofias